Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated May 21, 2013 to

Prospectus dated August 31, 2012

Registration No. 333-183686

Aon plc

TERM SHEET

$250,000,000 4.45% SENIOR NOTES DUE 2043

Issuer:	Aon plc

Securities:	4.45% Senior Notes due 2043

Guarantor	Aon Corporation

Legal Format:	SEC Registered

Amount:	$250,000,000

Ranking:	Senior Unsecured

Expected Ratings(1):	Moody’s Investors Service: Baa2 (positive) Standard & Poor’s: BBB+ (stable) Fitch: BBB+ (stable)

Trade Date:	May 21, 2013

Settlement Date (T+3):	May 24, 2013

Maturity Date:	May 24, 2043

Reference Treasury:	3.125% due February 15, 2043

Reference Treasury Yield and Price:	3.115% or 100-06

Reoffer Spread to Treasury:	+137.5 bps

Reoffer Yield:	4.490%

Coupon:	4.45%

Denominations:	$2,000 and multiples of $1,000

Interest Payment Dates:	Semi-annually in arrears on May 24 and November 24, beginning on November 24, 2013

Price to Public:	99.344%

Proceeds to Issuer (before expenses):	$246,172,500

CUSIP / ISIN:	00185AAC8 / US00185AAC80

Optional Redemption:

We may redeem all of the Notes at any time or some of the Notes from time to time at a redemption price equal to the greater of 100% of the principal amount of the Notes and a make whole using a discount rate of Treasury plus 20 basis points.

On or after February 24, 2043, we may redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes

In the event of certain changes in respect of taxes applicable to the Notes or the Guarantee, we may redeem the Notes in whole at any time at a redemption price equal to 100% of the principal amount of the Notes.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC and Goldman, Sachs & Co.

Co-Managers:

Aon Benfield Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Loop Capital Markets LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Williams Capital Group, L.P. and UBS Securities LLC.

Conflicts:

Aon Benfield Securities, Inc. is an indirect wholly owned subsidiary of Aon plc. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Institution Regulatory Authority (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

Certain of the underwriters or their affiliates may hold our commercial paper and, accordingly, may receive proceeds from this offering. To the extent that any one underwriter, together with its affiliates, receives more than 5% of the net proceeds, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121.

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer and the guarantor have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.